Eos Energy Enterprises, Inc.

3920 Park Avenue

Edison, New Jersey 08820

June 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	Eos Energy Enterprises, Inc. Registration Statement on Form S-3

Filed on June 20, 2023

File No. 333-272754 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Eos Energy Enterprises, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on June 29, 2023, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours,

EOS ENERGY ENTERPRISES, INC.

By:	/s/ Joe Mastrangelo
Joe Mastrangelo Chief Executive Officer

cc:	Melissa Berube, Esq., General Counsel
Matthew L. Fry, Esq., Haynes and Boone, LLP
Kierra Jones, Esq., Haynes and Boone, LLP